UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                            __________________

                                 FORM 11-K

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                 Commission file number: 0-24611


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


  Citizens Financial Services, FSB Employees' Savings & Profit
                     Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CFS Bancorp, Inc.
                         707 Ridge Road
                     Munster, Indiana 46371

                      REQUIRED INFORMATION

     Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Citizens Financial Services, FSB Employees' Savings & Profit
Sharing Plan and Trust (the "Plan"):

                                                                      Page No.
                                                                      --------

     Report of Independent Registered Public Accounting Firm..............1

     Financial Statements

          Statements of Net Assets Available for Benefits.................2

          Statements of Changes in Net Assets Available for Benefits......3

          Notes to Financial Statements...................................4

     Supplemental Schedule

          Schedule H, Line 4 - Schedule of Assets (Held at End of Year)...9


     Report of Independent Registered Public Accounting Firm

Plan Administrators
Citizens Financial Services, FSB Employees'
 Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

May 25, 2004

                                    1

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

         Statements of Net Assets Available for Benefits


                                               December 31
                                            2003          2002
                                         ------------------------
Assets
Investments, at fair value:
  CFS Bancorp, Inc. common stock         $4,174,946    $4,591,630
  Collective investment funds             5,606,826     3,977,353
  Short-term investment fund                193,515       136,016
  Participant loans                         205,574       263,633
                                         -------------------------
Total investments                        10,180,861     8,968,632

Receivables:
  Employer's contribution                     5,706        13,115
  Participants' contributions                15,675        38,129
  Dividends                                  31,030        32,109
  Other                                       3,331        55,721
                                         -------------------------
Total receivables                            55,742       139,074
                                         -------------------------
Total assets                             10,236,603     9,107,706

Liabilities
Accounts payable                              4,795        42,158
                                         -------------------------
Net assets available for benefits       $10,231,808    $9,065,548
                                         =========================

See notes to financial statements.










                                    2

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

   Statements of Changes in Net Assets Available for Benefits

                                                              Year ended December 31,
                                                                 2003         2002
                                                              -----------------------
Additions
Contributions:
  Participants                                              $   742,352  $   783,522
  Employer                                                      223,053      260,707
                                                              ----------------------
Total contributions                                             965,405    1,044,229

Investment income (loss):
  Dividend and interest income                                  145,411      158,885
  Net realized and unrealized appreciation (depreciation)
   in fair value of investments                               1,099,204     (550,735)
                                                              ----------------------
Total investment income (loss)                                1,244,615     (391,850)
                                                              ----------------------
Total additions                                               2,210,020      652,379

Deductions
Distributions to participants                                   992,760      855,105
Administrative expenses                                          51,000       48,308
                                                              ----------------------
Total deductions                                              1,043,760      903,413
                                                              ----------------------

Net increase (decrease) in assets available for benefits      1,166,260     (251,034)
Net assets available for benefits at beginning of year        9,065,548    9,316,582
                                                             -----------------------
Net assets available for benefits at end of year            $10,231,808   $9,065,548
                                                             =======================


See notes to financial statements.



                                    3


                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

                  Notes to Financial Statements

                   December 31, 2003 and 2002


1.  Description of the Plan

The following description of the Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, adopted by Citizens Financial Services, FSB (the Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 1,000 hours of service during a 12 consecutive month period. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the Code).

Contributions

The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation (employee contributions) pursuant to his or her elective deferral agreement and within a range specified by the Plan. The Bank matches 50% of each participant's contributions to the Plan up to the first 6% of each participant's compensation. The Employer may make discretionary contributions to the Plan. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan's investment options.

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

            Notes to Financial Statements (continued)



1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank's matching contributions and any related earnings thereon.

Payment of Benefits

Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, in annual installments over a specified period, or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump-sum payment, annual installments over a specified period, or rolled into another qualified plan.

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The rate of interest for the term of the loan will be established as of the loan date and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution. The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or 1 and 5 years for all other loans, at the participant's option. Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant's deposit account to the participant's loan account. An origination fee of $50.00, plus an annual administrative fee of $40.00 is deducted from the participant's account at the time the loan is originated. Subsequent annual administrative fees will be deducted from the participant's account each year on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant's deposit account.

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

            Notes to Financial Statements (continued)


2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Payment of Benefits

Benefits are recorded when paid.

3.  Investments

In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank's Holding Company (the Company). At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants indicating a desire to purchase stock in the Company. Additional employee and Bank contributions and cash dividends are utilized to purchase additional shares on a regular basis.

At December 31, 2003 and 2002, the Plan was the beneficial owner of 282,091 shares and 321,093 shares of Company common stock, respectively. The fair value of this stock at December 31, 2003 and 2002 was $14.80 per share and $14.30 per share, respectively.

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

            Notes to Financial Statements (continued)


3.  Investments (continued)

During 2003 and 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                           Year ended December 31,
                                              2003         2002
                                           -----------------------
         CFS Bancorp, Inc. common stock  $   122,331   $  (28,126)
         Collective investment funds         976,873     (522,609)
                                           -----------------------
                                         $ 1,099,204   $ (550,735)
                                           =======================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                             2003        2002
                                          ---------------------
         CFS Bancorp, Inc. common stock $4,174,946 $4,591,630 Pentegra S&P 500 Stock Fund 1,632,813 1,190,989
         Pentegra S&P Midcap Stock Fund   1,271,230     869,433
         Pentegra Stable Value Fund         954,207     822,408

4.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated December 2, 2003, stating that the Plan is qualified under Section 401 (a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

            Notes to Financial Statements (continued)


6.  Subsequent Event

Effective January 1, 2004, the Bank amended the eligibility requirements of the Plan. An employee may contribute to the Plan after completing 250 hours of service during a three consecutive month period. An employer match begins after completing 1,000 hours of service during a 12 consecutive month period. The employee still must have attained the age of 21 to be eligible to participate.

                          Supplemental Schedule




























                                                                EIN 13-3381592
                                                                     Plan #002

                Citizens Financial Services, FSB
       Employees' Savings & Profit Sharing Plan and Trust

            Schedule H, Line 4i - Schedule of Assets
                      (Held at End of Year)

                        December 31, 2003


   Identity of Issue, Borrower,                                        Current
         or Similar Party                           Description         Value
------------------------------------------------------------------------------

CFS Bancorp, Inc. common stock*                    282,091 Shares  $ 4,174,946
Pentegra S&P 500 Stock Fund                        106,303 Units     1,632,813
Pentegra S&P Midcap Stock Fund                      58,744 Units     1,271,230
Pentegra Stable Value Fund                          64,801 Units       954,207
Pentegra Money Market Fund                         358,308 Units       358,308
Pentegra Russell 2000 Stock Fund                    24,763 Units       338,259
Pentegra Government Bond Fund                       12,572 Units       220,258
Collective Short Term Investment Fund              193,515 Units       193,515
Pentegra 500 Growth Stock Fund                      22,687 Units       186,259
Pentegra International Stock Fund                    9,772 Units       172,867
Pentegra Growth Asset Allocation Fund               11,480 Units       152,686
Pentegra Growth & Income Asset Allocation Fund       9,908 Units       140,792
Pentegra 500 Value Stock Fund                       12,248 Units       128,356
Pentegra Income Plus Asset Allocation Fund           3,496 Units        50,791
Participant loans (interest rates of 5.0% to 10.5%)                    205,574
                                                                    ----------
                                                                   $10,180,861
                                                                    ==========
*Denotes party in interest.

                                SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              CITIZENS FINANCIAL SERVICES,
                              FSB EMPLOYEES' SAVINGS &
                              PROFIT SHARING PLAN AND TRUST




June 24, 2004                 By: /s/ Thomas F. Prisby
                                 ----------------------------------
                                Thomas F. Prisby
                                Plan Administrator




                             INDEX TO EXHIBITS



    Number                                     Description
    ------            --------------------------------------------------------

      23              Consent of Independent Registered Public Accounting Firm